Filed Pursuant to Rule 424(b)(5)
Registration No. 333-200964

PROSPECTUS SUPPLEMENT

(to the Prospectus Dated February 6, 2015)

Rock Creek Pharmaceuticals, Inc.

This Prospectus Supplement amends and supplements the information in our Prospectus, dated February 6, 2015 (File No. 333-200964).  This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus.  This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We filed the Prospectus to register the offer and sale of shares of our common stock from time to time pursuant to the terms of an At-the-Market Issuance Sales Agreement (the “Sales Agreement”) we entered into with MLV & Co. LLC (“MLV”), acting as the sales agent. At that time, based on the highest closing sale price of our common stock on The NASDAQ Capital Market within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates, we were eligible under General Instruction I.B.6 to offer and sell up to at least $14.3 million of shares of our common stock.  Since February 6, 2015 through the date of this Prospectus Supplement, we have offered and sold a total of $914,472 of shares of our common stock under the Sales Agreement pursuant to the Prospectus.

On June 16, 2015, we entered into a securities purchase agreement to offer and sell $3,700,125 of units, consisting of shares of our common stock and warrants (and the shares of our common stock issuable from time to time upon exercise of the warrants), in a registered direct offering pursuant to the Prospectus and a Prospectus Supplement, dated June 16, 2015.

Based on this registered direct offering and the prior sale of shares under the Sales Agreement discussed above, we will have offered and sold common stock with an aggregate market value of $4,614,597, together with warrants having an aggregate exercise price of $3,490,451, under the Prospectus pursuant to General Instruction I.B.6 of Form S-3 since February 6, 2015.

As of the date of this Prospectus Supplement but before giving effect to registered direct offering and prior sale of shares under the Sales Agreement, we are only eligible to sell up to $10,004,259 of shares of our common stock under the Prospectus pursuant to General Instruction I.B.6 of Form S-3 based on the highest closing sale price of our common stock on The NASDAQ Capital Market within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates.

As a result, we are filing this Prospectus Supplement to inform investors that as of the date of this Prospectus Supplement we are only eligible to offer and sell up to an additional $1,899,210 of shares of our common stock under the Sales Agreement pursuant to the Prospectus, rather than the $14.3 million set forth on the cover page of the Prospectus.  However, in the event that our public float exceeds $75 million at a future date, we may sell additional amounts under the Sales Agreement under the Prospectus, as the limitations in General Instruction I.B.6 would no longer apply. In no event, however, will we offer and sell more than an aggregate of $50 million of our securities under the Prospectus, the total amount of securities we registered under the Prospectus.

On June 16, 2015, we entered into the securities purchase agreement described above to offer and sell units, consisting of shares of our common stock and warrants (and the shares of our common stock issuable from time to time upon exercise of the warrants), in a registered direct offering in which Maxim Group LLC acted as placement agent (the “Placement Agent”).  As part of the offering, we agreed with the Placement Agent not to make any sales under the Sales Agreement until 90 days from the date of this Prospectus Supplement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in this prospectus supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 16, 2015